EXHIBIT 12.1
          STATEMENT REGARDING COMPUTATION OF RATIOS
General
     The Company's operations are based on a fifty-two or fifty-three week fiscal year ending on the Saturday nearest June 30. Fiscal year 1993 was fifty-three weeks. During fiscal year 1993, two indirect subsidiaries of Delta Woodside merged into Delta Holding, Inc. which was then renamed Delta Mills, Inc. Amounts presented for fiscal years 1992 and 1993 reflect the effect of this merger as if the merger had occurred at the beginning of fiscal year 1992. The statements of operations data and balance sheet data include the accounts of Delta Mills, Inc. and certain marketing divisions of Delta Consolidated Corporation. These divisions of Delta Consolidated Corporation were transferred in August 1997 to Delta Mills Marketing, Inc., a wholly-owned subsidiary of the Company.

Ratio of EBITDA to interest expense and cash interest expense and Ratio of total debt to EBITDA

     "EBITDA" is defined herein as income (loss) before income taxes, plus depreciation and amortization expense and interest expense, plus impairment and restructuring charges (credits). While EBITDA should not be construed as an alternative to operating earnings (loss) or net income
(loss), or as an indicator of operating performance or liquidity, the Company believes that the ratio of EBITDA to interest expense is a measure that is commonly used to evaluate a company's ability to service debt.

Ratio of Earnings to Fixed Charges

     Earnings used in computing the ratio of earnings to fixed charges consist of income (loss) before provision for income taxes plus fixed charges. Fixed charges consist of interest expense on all indebtedness (including amortization of deferred debt issuance costs) plus capitalized interest, plus interest expense on the indebtedness of Delta Woodside guaranteed by the Company (less interest paid by the Company with respect to intercompany indebtedness).